

September 27, 2023

Dean Y. Shigemura
Chief Financial Officer
Bank of Hawaii Corporation
130 Merchant Street
Honolulu, HI 96813

      Re: Bank of Hawaii Corporation
           Annual Report on Form 10-K for Fiscal Year Ended December 31, 2022
           Filed March 1, 2023
           Quarterly Report on Form 10-Q for Fiscal Quarter Ended June 30, 2023
           Filed July 25, 2023
           File No. 001-06887

Dear Dean Y. Shigemura:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Interest Rate Risk, page 43

1.   We note the statement on page 44 that you use an asset/liability simulation model to monitor interest rate risk, and the model contains a number of assumptions, including those related to the behavior of loan and deposit pricing, prepayment rates on mortgage-based assets, principal amortization and maturities on other financial instruments, as well as effects of standard prepayment options on mortgages and customer withdrawal options for deposits. Your disclosure also states that while the assumptions are inherently uncertain, you believe your assumptions are reasonable. Please tell us and revise future filings to disclose the key assumptions and parameters which are necessary to understand the disclosure made for purposes of your interest rate sensitivity analysis. Additionally,

you should provide a discussion of the changes in the outputs in the analysis from period to period and the factors driving the changes. See Item 305(a)(1)(ii)(B) of Regulation S-K.

2. We note your disclosure on page 44 that your ALCO utilizes several techniques to manage interest rate risk, and that your use of derivatives has generally been limited due to the natural on-balance sheet hedges arising out of offsetting interest rate exposures from loans and investment securities with deposits and other interest-bearing liabilities. To the extent used to manage interest rate risk, consider disclosing:

- Repricing risk analysis or gap analysis to illustrate how differences in the timing of when assets, liabilities, and off-balance sheet instruments re-price to market rates or another rate.
- Duration disclosure, including a discussion of the key inputs and assumptions for the estimate of duration and drives of the change in duration from period to period.

3. We note the statement on page 43 that your interest rate risk management process is to optimize net interest income while operating within "acceptable limits established for interest rate risk and maintaining adequate levels of funding and liquidity." Please provide draft disclosure and revise future filings to include a materially complete description of how you seek to manage risks due to changes in interest rates and other material impacts on your operational facts and circumstances, including any management or corporate governance controls or procedures for identifying and responding to rapid changes in interest rates due to or as a result of exogenous or unknown factors. For example, it is unclear what "acceptable limits," liquidity policy guidelines and other metrics were used by the ALCO and/or other committees to manage interest rate risk and liquidity. It is also unclear whether you were in compliance with the acceptable limits or other material internal guidelines. If not in compliance, discuss here or in the Liquidity Risk Management section, any planned actions to be taken.

Quarterly Report on Form 10-Q for Fiscal Quarter Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity Risk Management, page 62

4. We note the significant increase in FHLB advances as disclosed on page 54 of the Form 10-Q for the quarter ended June 30, 2023. The Form 10-Q also addresses a possible increase in the cost of funding on page 66. In future filings, please expand your Management's Discussion and Analysis to clarify trends and uncertainties related to financial performance and liquidity. In this regard, discuss the parameters to access sources of liquidity and the extent to which accessing such funding sources would involve realizing material losses or other potential consequences, such as dividend restrictions or limits on stock repurchases. Please provide draft disclosure.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or Todd Schiffman at 202-551-3491 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Finance

cc: Patrick M. McGuirk, Esq.